Exhibit 12.1

CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Earnings
Loss before Income Taxes	$(38)	$(15)	$(71)	$(38)
Fixed Charges	213	227	425	466
Total Earnings	$175	$212	$354	$428

Fixed Charges
Interest Expense	$206	$220	$411	$447
Amortization of Debt Costs	5	5	10	15
Interest Element of Rentals	2	2	4	4
Total Fixed Charges	$213	$227	$425	$466

Ratio of Earnings to Fixed Charges (1)	—	—	—	—

(1)
Earnings for the three and six months ended June 30, 2013 were insufficient to cover fixed charges by $38 million and $71 million, respectively. Earnings for the three and six months ended June 30, 2012 were insufficient to cover fixed charges by $15 million and $38 million, respectively. As a result of such deficiencies, the ratios are not presented above.